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Exhibit 21.1

SUBSIDIARIES OF HITTITE MICROWAVE CORPORATION

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Hittite Microwave Europe Limited	United Kingdom
Hittite Microwave Deutschland GmbH	Germany
Hittite Microwave Asia Co., Limited	Korea
Hittite Microwave Co. Limited	China
Hittite Microwave Canada Inc.	Canada
Hittite Microwave Nordic AB	Sweden
Hittite Microdalga Sanayi Ve Ticaret Ltd. Sirketi	Turkey
Hittite Microwave Security Corporation	Massachusetts
Hittite KK	Japan
Hittite Microwave Malaysia SDN.BHD	Malaysia
Hittite Microwave India Pvt. Ltd.	India
Hittite Microwave Holding LLC	Delaware
HMC Netherlands, C.V.	Netherlands
Hittite Microwave Norway AS	Norway
Hittite Microwave Egypt LLC	Egypt
Hittite Microwave Global Limited	Ireland
Hittite Microwave International Limited	Ireland
Hittite Microwave SARL	France

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SUBSIDIARIES OF HITTITE MICROWAVE CORPORATION